UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 5, 2025, Vertical Aerospace Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”), at which holders of 57,222,177 of the Company's ordinary shares, par value $0.001 per share (the “Ordinary Shares”), were present in person or by proxy, representing approximately 68.45% of the voting power of the 83,592,144 issued and outstanding Ordinary Shares of the Company (excluding treasury shares and earnout shares subject to voting restrictions) at the close of business on June 23, 2025, which was the record date (the “Record Date”) for determining the shareholders entited to vote at the AGM. The Company's shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

A summary of the voting results at the AGM for each of the proposals is set forth below.

Proposal 1

The Shareholders ratified, by ordinary resolution, the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

The voting results for such proposal were as follows:

For	Against	Abstain
57,174,506	40,233	7,438

Proposal 2

The Shareholders approved, by ordinary resolution, that the Vertical Aerospace Ltd. 2021 Incentive Award Plan (the "Plan"), be amended and restated to, among other things, increase the share reserve, amend rules relating to Plan stock limits, amend the rules relating to the treatment of awards upon the occurrence of a change in control, as well as certain other amendments for the purposes of clarity and consistency, in the form set forth in Schedule A of the the circular to the Company’s shareholders furnished as Exhibit 99.1 to the Company’s Form 6-K filed on July 1, 2025.

The voting results for such proposal were as follows:

For	Against	Abstain
54,282,414	2,897,336	42,427

The amended and restated Plan became effective immediately upon its adoption by the Shareholders at the AGM, a copy of which is attached as Exhibit 99.1 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 5, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated Vertical Aerospace Ltd. 2021 Incentive Award Plan